Securities and Exchange Commission
Washington, D.C.  20549

FORM 6-K

Report of Foreign Issuer
Pursuant To Rule 13a-16 or 15d-16
of The Securities Exchange Act of 1934

For the month of November, 2009	Commission File Number 1-12090

GRUPO RADIO CENTRO, S.A.B. de C.V.
(Translation of Registrant’s name into English)

Constituyentes 1154, Piso 7
Col. Lomas Altas, México D.F. 11954
(Address of principal office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One)  Form 20-F X Form 40-F ___

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes   No X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82- .)

FOR IMMEDIATE RELEASE

GRUPO RADIO CENTRO ANNOUNCES
GENERAL EXTRAORDINARY SHAREHOLDERS MEETING

Mexico City, November 13, 2009. Grupo Radio Centro, S.A.B. de C.V. (the "Company") (NYSE: RC, BMV: RCENTRO-A) announced today that it has published the following notice:

GRUPO RADIO CENTRO, S.A.B. DE C.V.

FIRST NOTICE

By resolution of the Board of Directors Meeting on February 23, 2009, shareholders of GRUPO RADIO CENTRO, S.A.B. DE C.V. are called to a general extraordinary shareholders’ meeting that will take place November 27, 2009 at 10:00 am at the Company’s domicile, located at Avenida Constituyentes 1154, Colonia Lomas Altas, 11950 Mexico, D.F., to discuss the matters contained in the following:

I.
       To update the use and function of shares currently in Treasury and to increase the Company’s fixed shareholders’ equity, without the issuance of new shares, with the subsequent change in Article 7, Section (b), of the Company’s by-laws as well as its discussion and approval, if necessary.

II.	To designate delegates that meet and execute the resolutions adopted at the general extraordinary shareholders meeting.

To attend the meeting, the Company will only acknowledge as shareholders those individuals whose names are recorded in the Shares Registry, or evidence proof of ownership according to Article 290 of the Mexican Securities Law.

Regarding the shares deposited in the Mexican Depositary Institution, S.D. INDEVAL, S.A. de C.V., a list is required with the holder’s name, address, and amount of shares, in addition to proof of ownership.

The representation or proof of ownership will be required when soliciting the corresponding admission card, which will be available on business days and during business hours, no more than three (3) calendar days prior to the date set for this meeting, at the Company’s offices located at Avenida Constituyentes 1154, 7th Floor, Colonia Lomas Altas, 11950 Mexico City, (attention to either, Mr. Alvaro Fajardo de la Mora, or Mr. Adolfo Acosta Noriega).

Any shareholder may be represented at the meeting via proxy as appointed through the proxy letter format described below. For purposes of Article 49, Section III of the Mexican Securities Laws, please note that the proxy letter form by which shareholders and/or securities brokers evidencing shareholders agency, may evidence their representation to the meeting are available at the Company’s offices. Effective from the publication of this shareholder meeting notice, the documents of the items on the agenda are available to shareholders on business days, during normal business hours at the aforementioned Company domicile.

Mexico, Federal District, November 10, 2009

Alejandro Sepúlveda de la Fuente
Secretary of the Board of Directors

*****

Company Description

Grupo Radio Centro owns and/or operates 15 radio stations. Of these 15 radio stations, 12 are located in Mexico City, two AM stations, in Guadalajara and Monterrey, and one FM station in Los Angeles. The Company’s principal activities are the production and broadcasting of musical and entertainment programs, talk shows, news and special events programs.  Revenue is primarily derived from the sale of commercial airtime. In addition to the Organización Radio Centro radio stations, the Company also operates Grupo RED radio stations and Organización Impulsora de Radio (OIR), a radio network that acts as the national sales representative for, and provides programming to, 108 Grupo Radio Centro-affiliated radio stations throughout Mexico.

Note on Forward Looking Statements

This release may contain projections or other forward-looking statements related to Grupo Radio Centro that involve risks and uncertainties. Readers are cautioned that these statements are only predictions and may differ materially from actual or future results or events. Readers are referred to the documents filed by Grupo Radio Centro with the United States Securities and Exchange Commission, specifically the most recent filing on Form 20-F, which identifies important risk factors that could cause actual results to differ from those contained in the forward-looking statements. All forward-looking statements are based on information available to Grupo Radio Centro on the date hereof, and Grupo Radio Centro assumes no obligation to update such statements.

IR Contacts
In México:	In NY:
Pedro Beltrán / Alfredo Azpeitia	Maria Barona / Peter Majeski
Grupo Radio Centro, S.A.B. de C.V.	i-advize Corporate Communications, Inc.
Tel: (5255) 5728-4800 Ext. 7018	Tel: (212) 406-3694
aazpeitia@grc.com.mx	grc@i-advize.com.mx

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Radio Centro, S.A.B. de C.V. (Registrant)

Date: November 13, 2009	By:	/s/ Pedro Beltrán Nasr
Name: Pedro Beltrán Nasr
Title: Chief Financial Officer